CONSTELLATION PHARMACEUTICALS, INC.

215 First Street, Suite 200

Cambridge, MA 02142

August 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Constellation Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-232992

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Constellation Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-232992), so that it may become effective at 4:30 p.m. Eastern time on August 16, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours, CONSTELLATION PHARMACEUTICALS, INC.

By:	/s/ Karen Valentine
Name: Title:	Karen Valentine Chief Legal Officer and General Counsel

cc:	Lia Der Marderosian

Wilmer Cutler Pickering Hale and Dorr LLP